Exhibit 1

FOR IMMEDIATE RELEASE	25 October 2019

Third Quarter Trading Update1

Improved performance in Q3; LFL revenue less pass-through costs +0.5% (+0.7% incl. Kantar); full-year guidance reiterated

Q3	£ million[2]	Δ reported	Δ constant	Δ LFL	Δ LFL incl. Kantar
Reported revenue	3,291	5.2%	1.9%	1.9%	1.8%
Revenue less pass-through costs	2,725	3.7%	0.5%	0.5%	0.7%

YTD
Reported revenue	9,659	2.8%	0.5%	0.0%	0.2%
Revenue less pass-through costs	7,924	1.1%	-1.2%	-1.5%	-1.1%

Improvement in Q3 in major markets and sectors
Global Integrated Agencies back to growth in third quarter
Significant improvement in North America and China
Net new business of $3.9 billion in first nine months

Mark Read, Chief Executive Officer of WPP, said:

“WPP’s performance in the third quarter is another important step in the strategy we outlined in December 2018 to return the Company to sustainable growth in line with our peers in 2021.

“Our growth in Q3 is encouraging but we are focused on delivering these longer-term goals and know there will be twists and turns along the way. Our guidance for 2019 remains unchanged.

“It continues to be a successful year for new business, with major wins in the quarter including Mondelez and eBay, but just as importantly we are growing and retaining longstanding clients, such as the US Marine Corps and Centrica, who value the depth of our understanding and the longevity of the relationship.

“Yesterday, WPP shareholders voted to approve the Kantar transaction, which will further simplify our business and significantly strengthen our balance sheet, while creating a new partnership for Kantar’s future growth and development.

“In the last 12 months, WPP has taken decisive action and made substantial progress on many fronts: we have fewer, stronger agency brands; new leadership in many of our companies; enhanced central teams supporting our companies; and a renewed commitment to creativity, powered by technology. We have cemented our position as the largest partner to the world’s leading technology firms and, most importantly, the work we do continues to be highly valued by our clients as we adapt to their changing needs in a dynamic marketplace.”

1 As a result of the Board’s decision on 12 July to enter into an agreement to sell 60% of Kantar, Kantar is now categorized as an “asset held for sale” in accordance with IFRS 5: Non-current assets held for sale and discontinued operations. Accordingly, the Third Quarter Update reports revenue and revenue less pass-through costs, on a geographic and sector basis, excluding Kantar. 2018 comparators have been restated to exclude Kantar. For transparency, we will continue to report results both including and excluding Kantar until FY 2019.

2 Continuing operations

Revenue analysis

£ million	2019	Δ reported	Δ constant[3]	Δ LFL [4]	Acquisitions	2018	Δ LFL incl. Kantar
First quarter	2,992	1.0%	-0.8%	-1.7%	0.9%	2,964	-1.3%
Second quarter	3,376	2.2%	0.3%	-0.3%	0.6%	3,303	0.1%
First half	6,368	1.6%	-0.3%	-0.9%	0.6%	6,267	-0.6%
Third quarter	3,291	5.2%	1.9%	1.9%	0.0%	3,129	1.8%
First 9 months[5]	9,659	2.8%	0.5%	0.0%	0.5%	9,396	0.2%
Kantar first 9 months[6]	1,898	2.4%	1.2%	1.3%
Group first 9 months incl. Kantar	11,557	2.7%	0.6%	0.2%

Revenue less pass-through costs analysis

£ million	2019	Δ reported	Δ constant	Δ LFL	Acquisitions	2018	Δ LFL incl. Kantar
First quarter	2,471	-1.0%	-2.8%	-3.3%	0.5%	2,496	-2.8%
Second quarter	2,728	0.6%	-1.3%	-1.7%	0.4%	2,713	-1.4%
First half	5,199	-0.2%	-2.0%	-2.5%	0.5%	5,209	-2.0%
Third quarter	2,725	3.7%	0.5%	0.5%	0.0%	2,628	0.7%
First 9 months[5]	7,924	1.1%	-1.2%	-1.5%	0.3%	7,837	-1.1%
Kantar first 9 months[6]	1,442	1.9%	0.8%	0.8%
Group first 9 months incl. Kantar	9,366	1.2%	-0.9%	-1.1%

Third Quarter Review

Revenue

In the third quarter of 2019, reported revenue from continuing operations (i.e. excluding Kantar) was up 5.2% at £3.291 billion. Revenue in constant currency was up 1.9% compared with last year, the difference to the reported number reflecting the weakening of the pound sterling against a number of currencies, but particularly the US dollar. On a like-for-like basis, revenue was also up 1.9%, compared with -0.9% in the first half. Geographically, like-for-like revenue growth in the third quarter was stronger in Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe, with Western Continental Europe and the United Kingdom up strongly, partly offset by North America. South East Asia, Latin America and the Middle East were particularly strong with Africa and ANZ more difficult. By sector, the Group’s Global Integrated Agencies were up strongly, but Public Relations and the Group’s Specialist Agencies performed less well.

In the third quarter, there was an improvement in revenue less pass-through costs from continuing operations, with constant currency and like-for-like growth of 0.5%, the first quarter of growth since the second quarter of 2018, and significantly stronger than the -2.5% in the first half. All regions showed improvement compared with the first half.

[3]	Percentage change at constant currency exchange rates
[4]	Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals
[5]	Continuing operations
[6]	Discontinued operations

Regional review

Revenue analysis – Third Quarter

£ million	2019	Δ reported	Δ constant[7]	Δ LFL [8]	2018	Δ LFL incl. Kantar
N. America	1,243	3.8%	-1.8%	-1.9%	1,197	-1.9%
United Kingdom	426	1.4%	1.4%	1.5%	420	1.2%
W. Cont Europe	613	4.6%	3.6%	1.9%	586	1.8%
AP, LA, AME, CEE[9]	1,009	9.0%	5.8%	6.9%	926	6.4%
Total Group[10]	3,291	5.2%	1.9%	1.9%	3,129	1.8%
Kantar[11]	650	3.4%	1.0%	1.4%
Group incl. Kantar	3,941	4.9%	1.7%	1.8%

Revenue less pass-through costs analysis – Third Quarter
£ million	2019	Δ reported	Δ constant	Δ LFL	2018	Δ LFL incl. Kantar
N. America	1,034	3.2%	-2.3%	-3.5%	1,001	-3.2%
United Kingdom	334	0.6%	0.6%	3.1%	332	2.1%
W. Cont Europe	518	3.4%	2.4%	1.7%	501	1.8%
AP, LA, AME, CEE	839	5.7%	2.7%	4.0%	794	4.1%
Total Group[10]	2,725	3.7%	0.5%	0.5%	2,628	0.7%
Kantar[11]	492	3.8%	1.3%	1.6%
Group incl. Kantar	3,217	3.7%	0.6%	0.7%

North America, although still negative, improved, with like-for-like revenue less pass-through costs from continuing operations down 3.5%, compared with -8.8% in the first quarter and -5.9% in the second quarter. Wunderman Thompson, VMLY&R, Grey and AKQA showed significant improvement compared with the first half.

The United Kingdom continued to grow, with like-for-like revenue less pass-through costs from continuing operations up 3.1%, compared with +2.9% in the second quarter and +1.2% for the first half, as Wunderman Thompson, VMLY&R, BCW and AKQA showed significant improvement.

Western Continental Europe grew for the first time this year, with like-for-like revenue less pass-through costs from continuing operations up 1.7% in the third quarter, compared with -0.2% in both quarter one and quarter two. Germany, the Group’s largest market in the region, showed significant improvement, together with Austria, Belgium, Portugal, Spain, Switzerland and Turkey, with France, Italy and the Netherlands more challenging.

Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe was the strongest performing region, with like-for-like revenue less pass-through costs from continuing operations, up 4.0% in the third quarter, compared with 0.7% growth in the second quarter and 1.1% for the first half. Latin America, the Middle East and Central & Eastern Europe performed particularly well, with Asia Pacific and Africa more difficult. In Asia Pacific, all of the Group’s major markets, except China and Thailand, grew, with India,

[7]	Percentage change at constant currency exchange rates
[8]	Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals
[9]	Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe
[10]	Continuing operations
[11]	Discontinued operations

the Group’s second largest market in the region, up over 15%. Australia & New Zealand performed below the Group average in the third quarter, with some of the Group’s creative and specialist businesses under pressure.

Business sector review

Revenue analysis – Third Quarter

£ million	2019	Δ reported	Δ constant[12]	Δ LFL [13]	2018
Global Int. Agencies[14]	2,542	7.0%	3.7%	3.4%	2,376
Public Relations	241	6.0%	2.0%	0.4%	227
Specialist Agencies	508	-3.5%	-6.3%	-4.8%	526
Total Group[15]	3,291	5.2%	1.9%	1.9%	3,129
Kantar[16]	650	3.4%	1.0%	1.4%	629
Group incl. Kantar	3,941	4.9%	1.7%	1.8%	3,758
Revenue less pass-through costs analysis – Third Quarter
£ million	2019	Δ reported	Δ constant	Δ LFL	2018
Global Int. Agencies	2,036	4.9%	1.7%	1.7%	1,941
Public Relations	225	4.5%	0.6%	-0.9%	215
Specialist Agencies	464	-1.7%	-4.7%	-3.4%	472
Total Group[15]	2,725	3.7%	0.5%	0.5%	2,628
Kantar[16]	492	3.8%	1.3%	1.6%	475
Group incl. Kantar	3,217	3.7%	0.6%	0.7%	3,103

In the third quarter of 2019, like-for-like revenue less pass-through costs in the Group’s Global Integrated Agencies was up 1.7%, compared with -3.4% in quarter one and -0.3% in quarter two. This improvement came largely from North America, the United Kingdom and Continental Europe, with Wunderman Thompson, VMLY&R and Grey showing significant improvement compared with the first half. Following the merger, VMLY&R grew in the third quarter both globally and in the United States.

Public Relations, with like-for-like revenue less pass-through costs -0.9%, showed some improvement compared with -1.5% in the first half and -2.6% in quarter two. This was driven by an improving trend in the United Kingdom and Western Continental Europe, partly offset by slightly weaker performance in North America and Asia Pacific.

The Group’s Specialist Agencies, with like-for-like revenue less pass-through costs down 3.4%, showed a significant improvement over the -7.1% in quarter two and -5.7% in the first half, with Geometry, AKQA, Brand Consulting and Commarco stronger.

Balance sheet highlights

Average net debt in the first nine months of 2019 was £4.477 billion, compared to £5.102 billion in 2018, at 2019 exchange rates, a decrease of £625 million. This improvement is largely explained by the disposal of various non-core associates and subsidiaries over the last 12 months (including one of the Group’s freehold properties in New York), which in aggregate realised £456 million. Net debt at 30 September 2019 was £4.469 billion, compared to £4.962 billion on 30 September 2018, at 2019 exchange rates, a decrease of £493 million.

No shares were purchased in the first 9 months of 2019.

[12]	Percentage change at constant currency exchange rates
[13]	Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals
[14]	Global Integrated Agencies
[15]	Continuing operations
[16]	Discontinued operations

Financial guidance

Our financial guidance for 2019 was previously given including Kantar and remains unchanged, both including and excluding Kantar, as follows:

    Like-for-like revenue less pass-through costs down 1.5% to 2.0%

    Headline operating margin to revenue less pass-through costs down around 1.0 margin point on a constant currency basis (excluding the impact of IFRS 16)

For further information:

Investors and analysts
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Media
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wpp.com/investors

This announcement is being distributed to all owners of Ordinary shares and American Depository Receipts. Copies are available to the public at the Company’s registered office.

The following cautionary statement is included for safe harbour purposes in connection with the Private Securities Litigation Reform Act of 1995 introduced in the United States of America. This announcement may contain forward-looking statements within the meaning of the US federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the Company’s independent auditors. For further information on factors which could impact the Company and the statements contained herein, please refer to public filings by the Company with the Securities and Exchange Commission. The statements in this announcement should be considered in light of these risks and uncertainties.

Appendix

Regional Review

Revenue analysis – First Nine Months

£ million	2019	Δ	reported	Δ	constant	Δ LFL	2018	Δ	LFL incl. Kantar
N. America	3,577		0.8%		-4.9%	-5.8%	3,550		-5.5%
United Kingdom	1,334		1.4%		1.4%	1.4%	1,316		1.2%
W. Cont Europe	1,876		2.2%		2.8%	1.2%	1,836		1.3%
AP, LA, AME, CEE	2,872		6.6%		5.8%	6.5%	2,694		5.9%
Total Group[17]	9,659		2.8%		0.5%	0.0%	9,396		0.2%
Kantar[18]	1,898		2.4%		1.2%	1.3%	1,855
Total Group incl. Kantar	11,557		2.7%		0.6%	0.2%	11,251

Revenue less pass-through costs analysis – First Nine Months
£ million	2019	Δ	reported	Δ	constant	Δ LFL	2018		Δ LFL incl.grid Kantar
N. America	2,985		0.9%		-4.8%	-6.1%	2,959		-5.7%
United Kingdom	1,026		0.9%		0.9%	1.9%	1,018		0.8%
W. Cont Europe	1,560		0.4%		0.9%	0.4%	1,553		0.5%
AP, LA, AME, CEE	2,353		2.0%		1.4%	2.1%	2,307		2.5%
Total Group[17]	7,924		1.1%		-1.2%	-1.5%	7,837		-1.1%
Kantar[18]	1,442		1.9%		0.8%	0.8%	1,415
Total Group incl. Kantar	9,366		1.2%		-0.9%	-1.1%	9,252

Business Sector Review

Revenue analysis – First Nine Months
£ million	2019	Δ	reported	Δ	constant	Δ LFL	2018
Global Int Agencies	7,416		4.0%		1.7%	1.2%	7,130
Public Relations	712		4.6%		1.2%	-0.6%	681
Spec. Agencies	1,531		-3.4%		-5.5%	-5.2%	1,585
Total Group[17]	9,659		2.8%		0.5%	0.0%	9,396
Kantar[18]	1,898		2.4%		1.2%	1.3%	1,855
Group incl. Kantar	11,557		2.7%		0.6%	0.2%	11,251

Revenue less pass-through costs analysis – First Nine Months
£ million	2019	Δ	reported	Δ	constant	Δ LFL	2018
Global Int Agencies	5,894		1.9%		-0.3%	-0.6%	5,786
Public Relations	667		3.4%		0.1%	-1.3%	645
Spec. Agencies	1,363		-3.1%		-5.3%	-5.3%	1,406
Total Group[17]	7,924		1.1%		-1.2%	-1.5%	7,837
Kantar[18]	1,442		1.9%		0.8%	0.8%	1,415
Group incl. Kantar	9,366		1.2%		-0.9%	-1.1%	9,252

[17]	Continuing operations
[18]	Discontinued operations